UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2007

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue, 15181 Amaroussion, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

On November 9, 2007, the Registrant issued a press release in Greece disclosing its intent to commence an offer to purchase any and all of the ordinary shares of Cosmote Mobile Telecommunications S.A. (“Cosmote”) that are not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “proposed offer”).  An English language version of this press release, the content of which has been approved by the Hellenic Capital Markets Commission (the “HCMC”), is attached as Exhibit 99.1 hereto.  As noted in the press release, Cosmote’s ordinary shares are listed on the Athens Stock Exchange and (in the form of Global Depositary Receipts) on the London Stock Exchange.  The Registrant intends to extend the proposed offer to U.S. holders of Cosmote ordinary shares pursuant to the “Tier 2” exemption afforded by Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended.

The commencement of the proposed offer is subject to approval by the HCMC of a definitive Information Circular relating to the proposed offer (the “IC”) and distribution of the IC in accordance with Greek law.  A draft of the IC has been submitted by the Registrant to the HCMC.  Upon receipt of such approval and completion of such distribution, the proposed offer will commence under Greek law.  At such time, the Registrant will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K an English language version of the IC, which will constitute commencement of the proposed offer in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 9, 2007

By :/s/ Iordanis Aivazis

Name: Iordanis Aivazis

 Title: Chief Operating Officer

Exhibit 99.1
English language version of Press Release, dated November 9, 2007, of the Registrant

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

Αthens, Νοvember 9, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), announces:

1. The Greek société anonyme under the corporate name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. with Corporate Registration Number 347/06/Β/86/086  and registered seat at the Municipality of Maroussi having its registered office at 99, Kifissias Avenue (the “Offeror”), announces the submission of a voluntary tender offer (the “Tender Offer”) to acquire all common shares of the société anonyme under the name “COSMOTE - MOBILE TELECOMMUNICATIONS S.A.”, with Corporate Registration Number 36.581/06/Β/96/102  and registered seat in Maroussi of Attica (99, Kifissias Avenue), (the “Target Company”), in accordance with the provisions of Law 3461/2006 (the “Law”).

2. Merrill Lynch International, which is incorporated and operating under English Law (corporate registration number 2312079) and has its registered office at 2, King Edward Street, London EC1A1HQ  London, United Kingdom, is acting as the Offeror’s advisor (in accordance with article 12 of L. 3461/2006) (the “Advisor”). The Advisor is an investment services firm regulated by the Financial Services Authority in the United Kingdom and may provide in Greece the investment services set forth in article 2, para. 1(d) of Law 2396/1996.

3. As at the date of this announcement, the Target Company’s share capital amounts to € 157,347,634.00 divided into 334,782,200 common registered shares, with nominal value of € 0.47  each (the “Shares”). The Target Company’s share capital is fully paid-up and the Shares are listed on the Securities Market of the Athens Exchange (the “ATHEX”) and currently traded on the Big Capitalisation category thereof. The Shares are also listed and traded on the London Stock Exchange (“LSE”) in the form of Global Depositary Receipts (“GDRs”).

4. As at the date of this announcement, the Offeror holds directly 225,310,294 and indirectly 1,776,647 Shares, namely in aggregate 227,086,941 Shares, which represent approximately 67.83% of the Target Company’s total paid up share capital and voting rights.

5. As at the date of this announcement, the Tender Offer is for 107,695,259 Shares, representing approximately 32.17% of the aggregate paid up share capital and the voting rights of the Target Company (the “Tender Offer Shares”).

6. The consideration that the Offeror offers per Tender Offer Share which will be validly tendered during the acceptance period of the Tender Offer (the “Acceptance Period”), is €26.25 in cash (the “Offer Price”). The Offer Price is higher by:

•

12.5% from the average stock market price of the last quarter,

•

13.8% from the average stock market price of the last semester,

•

14.4% from the average stock market price of the last nine-month period,

•

15.2% from the average stock market price of the last year.

The Offeror will also assume the 0.08% clearance duties in favor of the Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry (“HELEX”), which would otherwise be payable by the Target Company’s shareholders who validly accept the Tender Offer (the “Accepting Shareholders”) in connection with the registration of the off-exchange transfer of the tendered Shares to the Offeror, pursuant to Article 41 of the Dematerialized Securities Stock Exchange Transactions Clearing and Settlement Regulation and Article 7, paragraph 3 of the decision 153/18.12.2006 of the Board of Directors of HELEX. Therefore, Accepting Shareholders will receive the Offer Price free from such duties.

Merrill Lynch International Bank Limited London Branch has certified that the Offeror has the necessary wherewithal to pay the Offer Price and the above duties. However, Merrill Lynch International Bank Limited London Branch provides no guarantee, within the meaning of article 847 of the Greek Civil Code, for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer.

7. If, following the end of the acceptance period of the Tender Offer (the “Acceptance Period”), the Offeror holds, directly and indirectly, less than 90% of the total voting rights in the Target Company, the Offeror intends to merge with the Target Company by absorbing the latter.

8. If, after the end of the Acceptance Period, the Offeror holds, directly and indirectly, Shares that represent at least 90% of the total voting rights of the Target Company: the Offeror:

(a)

will exercise the right to require the transfer to it of all remaining Shares at a price per Share equal to the Offer Price, in accordance to article 27 of the Law (Squeeze Out Right), and

(b)

has the obligation to acquire through transactions on the ATHEX all the Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment in cash of the Offer Price, in accordance with article 28 of the Law (Sell-out Right).

Subsequently, the Offeror intends to convene a general meeting of the Target Company’s shareholders with the item of the agenda being the delisting of the Shares from ATHEX. Similarly, the Offeror shall seek the delisting of the GDRs from the LSE.

9. As of the date of this announcement and until the last day of the Acceptance Period, the Offeror intends to acquire itself Shares through the market or otherwise at a price per Share not exceeding the Offer Price. Such purchases, which will be made outside the United States of America, will be notified to the CMC and published in the Daily Official List of ATHEX within three trading days from the relevant trades, in accordance with article 24, para. 2 of the Law, in conjunction with Law 3556/2007.

Moreover, the Advisor, which does not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, does not intend to act on behalf of, for the benefit of or otherwise in co-operation with the Offeror in the purchase of Shares from the date of this announcement until the end of the Acceptance Period. The Advisor may, however, purchase or sell Shares as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of this announcement until the end of the Acceptance Period. The Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror any Shares so purchased or in connection with the exercise of the voting rights attached thereto.

10. As required by the Law, the Offeror has commenced the process of the Tender Offer by informing the Hellenic Capital Market Commission and the Board of Directors of the Target Company and submitting to them a draft of the Information Circular, in accordance to article 10, par. 1 of the Law.

11. The Tender Offer is subject to the approval of the Information Circular from the Hellenic Capital Market Commission (which will include all the terms of the Tender Offer) and the Tender Offer’s completion is not subject to any conditions, in accordance with article 22 of the Law.

Important Notice

1. The Tender Offer is only being addressed to the persons to whom it may lawfully be addressed. Accordingly, the Tender Offer is not addressed and no copy of the current announcement, including any kind of relevant documents or materials, is allowed to be posted, forwarded, distributed or sent from anyone (including nominees, custodians or trustees) within, from or towards any country, excluding Greece, where the submission or the acceptance of the Tender Offer or the distribution of information about the Tender Offer is prohibited or is subject to restrictions (each such country an “Excluded Territory”) nor towards citizens of the Excluded Territories, nor towards any person which is subject to the laws or jurisdiction of an Excluded Territory.

2. The Tender Offer does not take place nor will take place, directly or indirectly, within or towards, by post or by any other mean or way (including facsimile, email, phone and the internet) of the interstate or foreign trade or through national, state or other exchanges of all Excluded Territories, and the Tender Offer may not be validly accepted through the aforementioned means or ways or through any other way or mean from or within all Excluded Territories. Accordingly, copies of the current announcement and/or any other relevant document or material will not and must not be posted, forwarded, distributed or sent by any mean or way, directly or indirectly, towards, within or from any Excluded Territory and any person that might receive that kind of documents or materials (including nominees, custodians or trustees) is obliged not to forward, distribute, send or post towards, within or from any Excluded Territory and not to use any of the aforementioned means or ways in connection to the Tender Offer.

3. The Tender Offer is not addressed to any Shareholder who is subject to the laws or jurisdiction of any Excluded Territory. Through the acceptance of the Tended Offer any Accepting Shareholder declares and warrants that he is not subject to, for any reason, to the laws or jurisdiction of any Excluded Territory.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADRs) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.